SURFECT HOLDINGS, INC.
1800 West Broadway Road

Tempe, Arizona 85282

September 18, 2008

Via EDGAR

Ms. Peggy Fisher

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E

Washington, D. C. 20549

Re:

Surfect Holdings, Inc.

Registration Statement on Form S-1

File No. 333-148858; and

Registration of Securities under Section 12(g)

on Form 8-A

Dear Ms. Fisher:

This confirms Michael D. Harris’ telephone conversation this morning with Mr. Alan Morris with regard to Surfect Holdings, Inc. (the “Company”) converting from a Section 15(d) issuer to a Section 12(g) issuer. He discussed with Mr. Morris that the Company would shortly file a Form 8-A, which it did, and then request acceleration of both its Registration Statement on Form S-1 and its Registration Statement on Form 8-A to be made effective Monday, September 22, 2008 at 4:00 p.m. or soon thereafter as may be practicable. Accordingly, in accordance with Rules 460 and 461 promulgated pursuant to the Securities Act of 1933, the Company is hereby requesting that the Company’s Registration Statements on Form S-1/Amendment No. 3 and Form 8-A be made effective on September 22, 2008, at 9:30 a.m., or as soon thereafter as may be practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

September 18, 2008

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Mr. Harris at (561) 689-4441.

Very truly yours,

/s/ Steven Anderson
Steven Anderson
Chief Executive Officer

cc:

Michael D. Harris, Esq.